                              [Company Letterhead]



                                October 11, 2001

VIA EDGAR AND FACSIMILE
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

         Re:      Mobility Electronics, Inc.
                  Registration Statement on Form S-1 (File No. 333-54666)

Ladies and Gentlemen:

         Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Act"), Mobility Electronics, Inc. (the "Registrant") hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form S-1, File No. 333-54666, together with all exhibits and amendments thereto (the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission (the "Commission") on January 31, 2001. To the best knowledge of the Registrant, there have been no resales of its securities. The Registrant has determined that registration on Form S-1 is no longer necessary.

         Upon grant of the Commission's consent hereto, please return a dated copy of the order granting such withdrawal, which order shall state "Withdrawn upon the request of the registrant, the Commission consenting thereto," and which is to be included in the file for the Registration Statement.

         If you have any questions regarding the foregoing application for withdrawal, please contact Richard F. Dahlson at (214) 953-5896.

                                             Mobility Electronics, Inc.


                                             By:   /s/ Joan W. Brubacher
                                                 -------------------------------
                                                   Joan W. Brubacher
                                                   Chief Financial Officer and
                                                   Vice President